

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2021

James Sebra
Chief Financial Officer and Treasurer
INDEPENDENCE REALTY TRUST, INC.
1835 Market Street, Suite 2601
Philadelphia, Pennsylvania 19103

  **Re: INDEPENDENCE REALTY TRUST, INC.**
   **Registration Statement on Form S-4**
   **Filed August 17, 2021**
   **File No. 333-258871**

Dear Mr. Sebra:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Patrick Costello at 202-551-8742 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction